

Mail Stop 4628

February 13, 2017

<u>Via E-Mail</u>
Brian Carolan
Vice President and Chief Financial Officer
Commvault Systems, Inc.
1 Commvault Way
Tinton Falls, NJ 07724

     **Re: Commvault Systems, Inc.
              Form 10-K for the Fiscal Year Ended March 31, 2016
              Filed May 6, 2016
              File No. 1-33026**

Dear Mr. Carolan:

     We refer you to our comment letter dated January 13, 2017 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Cecilia Blye

                      Cecilia Blye, Chief
                      Office of Global Security Risk

cc: Barbara Jacobs
      Assistant Director